CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 1 of 18 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

COMMUNITY BANCSHARES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

20343H 10 6
(CUSIP Number)

Mr. Joseph Stilwell
26 Broadway, 23rd Floor
New York, New York 10004
Telephone: (212) 269-5800

with a copy to:
Spencer L. Schneider, Esq.
70 Lafayette Street
New York, New York 10013
Telephone: (212) 233-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 2 of 18 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Value Partners IV, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 715,831

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 715,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 715,831

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 3 of 18 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Associates, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 715,831

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 715,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 715,831

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 4 of 18 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Value LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 715,831

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 715,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 715,831

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 5 of 18 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Joseph Stilwell

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 715,831

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 715,831

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 715,831

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 6 of 18 Pages

Item 1. Security and Issuer

        This is the fifth amendment to the original Schedule 13D, which was filed on March 29, 2004 (the “Original Schedule 13D”), amended on November 21, 2005 (the “First Amendment”), on December 5, 2005 (the “Second Amendment”), on December 16, 2005 (the “Third Amendment”), and on January 6, 2006 (the "Fourth Amendment"). This Fifth Amendment is filed jointly by Stilwell Value Partners IV, L.P., a Delaware limited partnership (“Stilwell Value Partners IV”), Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”), Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Value Partners IV and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively referred to as the “Group”.

        This statement relates to the common stock (“Common Stock”) of Community Bancshares, Inc. (“Issuer”). The address of the principal executive offices of Issuer is 68149 Main Street, Blountsville, Alabama 35031. The joint filing agreement of the members of the Group is attached to the Original Schedule 13D as Exhibit 1.

Item 2. Identity and Background

    (a)-(c)        This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock held in the names of Stilwell Value Partners IV and Stilwell Associates, in Mr. Stilwell’s capacity as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV and Stilwell Associates.

        The business address of the Group is 26 Broadway, 23rd Floor, New York, New York 10004.

        The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners IV and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners IV and Stilwell Associates.

    (d)        During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f)        Mr. Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        No member of the Group has purchased any shares of Common Stock since the filing of the Original Schedule 13D.

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 7 of 18 Pages

Item 4. Purpose of Transaction

        The Group’s purpose in acquiring shares of Common Stock is to profit from their appreciation through the assertion of shareholder rights. The Group does not believe the value of Issuer’s assets is adequately reflected in the Common Stock’s current market price.

        Members of the Group are filing this Fifth Amendment to report, as further discussed below, that on February 10, 2006, the Group demanded Issuer’s shareholders list.

        Members of the Group believe that Issuer’s management has made good progress in resolving Issuer’s regulatory issues, lawsuits, problem loans, and non-performing assets. However, members of the Group believe that Issuer’s return on equity is substantially below average, and that its return on equity is likely to remain below average for the foreseeable future. As previously reported, members of the Group therefore believe that Issuer should be sold and, if Issuer does not announce a sale, the Group will solicit proxies to elect an alternate slate at the 2006 annual meeting.

        On December 2, 2005, the Group sent a letter to Issuer demanding that Issuer confirm whether it interprets its bylaws to prohibit shareholders from nominating an alternate slate of directors and, if so, stating that the Group would sue Issuer to nullify Issuer’s bylaws to enable the Group to nominate an alternate slate. The Issuer confirmed to the Group that (a) nothing in Issuer’s Bylaws, charter or other corporate documents precludes the Group from nominating its own alternate slate of directors at Issuer’s annual meeting or the Group’s nominees from being elected as directors if they receive a plurality of the votes duly cast at the meeting; and (b) if a shareholder solicits and obtains valid proxies pursuant to its own duly filed proxy statement, Issuer will permit that shareholder to nominate its alternate slate at the annual meeting and will recognize such nomination.

        On January 6, 2006, the Group sent a letter to Issuer identifying the three people it plans to nominate for election as directors at Issuer’s 2006 annual meeting, to wit: Spencer L. Schneider, Joseph D. Stilwell and Charles E. Ward, III.

        On February 9, 2006, Issuer announced it expanded its board to 12 seats and added two new directors. On February 10, 2006, the Group demended Issuer’s shareholders list. A copy of the demand is attached as Exhibit 5 to this Fifth Amendment.

        Members of the Group reserve the right, in the future, without limitation: (a) to communicate and discuss their views with other shareholders and make proposals to Issuer’s Board and management regarding (i) representation on Issuer’s Board, or (ii) a sale or merger of Issuer; or (b) to solicit proxies or written consents from other shareholders of Issuer with respect to Board representation or other proposals for shareholder action.

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 8 of 18 Pages

        On May 1, 2000, certain members of the Group (the “Stilwell SPN Group”) filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. (“SPN”). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

        On July 7, 2000, certain members of the Group (the “Stilwell CMRN Group”) filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation (“Cameron”). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite the Stilwell CMRN Group’s representatives to join the Board, writing to other Cameron shareholders to express their dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

        On January 4, 2001, certain members of the Group (the “Stilwell CFIC Group”) filed a Schedule 13D in connection with the common stock of Community Financial Corp. (“CFIC”). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group’s proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

        On February 23, 2001, certain members of the Group (the “Stilwell MONT Group”) filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation (“Montgomery”). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery’s assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery’s management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery’s Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery’s subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery’s stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 9 of 18 Pages

alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to “help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger.” On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery’s Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp (“Union”) providing for the merger of Montgomery into Union.

        On June 14, 2001, certain members of the Group (the “Stilwell HCBB Group”) filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. (“HCBB”). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Subsequent to the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group’s Schedule 13D and up until August 31, 2003, HCBB’s outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc. and, having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

        On December 15, 2000, certain members of the Group (the “Stilwell OTFC Group”) filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. (“OTFC”). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group’s proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group, which sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys’ fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors, alleging that one director had allegedly violated OTFC’s residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon’s federal district court and moved to invalidate the Stilwell OTFC Group’s proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 10 of 18 Pages

should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group’s first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares.

        On October 12, 2001, at OTFC’s Annual Meeting, OTFC’s shareholders elected the Stilwell OTFC Group’s candidate to the Board by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group’s director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group’s director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group’s expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC’s Board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. (“FBNW”) announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

        On November 25, 2002, certain members of the Group (the “Stilwell ACAP Group”) filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. (“ACAP”). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department approved the Stilwell ACAP Group’s petition for permission to solicit proxies to elect two directors to ACAP’s Board. On January 29, 2002, Stilwell Associates noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three-year standstill agreement with ACAP wherein, among other things, ACAP added the Stilwell ACAP Group’s nominee, Spencer L. Schneider, Esq., to its Board. Additionally, ACAP agreed, subject to its Board’s fiduciary duties and regulatory approval, to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to ACAP’s per share book value. Since the filing of the Schedule 13D: (a) on November 6, 2003, ACAP announced a reserve charge and that it would explore its options to maximize shareholder value — it subsequently announced it had retained Sandler O’Neill & Partners, L.P. to assist the Board in this regard; (b) on November 6, 2003, ACAP also announced that it would exit from the healthcare and workers compensation insurance businesses; (c) on December 2, 2003, ACAP announced that its President and Chief Executive Officer, William Cheeseman, would take early retirement on December 31, 2003; (d) on December 23, 2003, ACAP named R. Kevin Clinton as its new President and Chief Executive Officer; and (e) on June 24, 2004, ACAP announced that, after a diligent and thorough review and examination, the Board determined that the best means to maximize shareholder value is to continue to execute ACAP’s current business strategy of shedding non-core businesses and focusing on its core business line in its core markets. On August 19, 2004, the Stilwell ACAP Group disclosed that it intended to seek additional representation on the Board and exercise its shareholder rights upon the expiration of the standstill agreement. On November 10, 2004, at ACAP’s invitation, Joseph Stilwell joined ACAP’s Board of Directors and the parties entered into a new standstill agreement providing for Mr. Stilwell and Mr. Schneider to remain on the Board through the annual meeting in 2008.

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 11 of 18 Pages

        On June 30, 2003, certain members of the Group (the “Stilwell FPIC Group”) filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. (“FPIC”). The Stilwell FPIC Group also reported that at such times as the market price of FPIC stock more adequately reflects the value of its assets, the Stilwell FPIC Group reserved its right to make additional dispositions of its holdings of FPIC stock irrespective of FPIC having taken steps to maximize shareholder value. On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group’s application to acquire more than 5% of FPIC’s shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group’s request to FPIC, the Group’s nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich’s appointment to the Board, FPIC and members of the Group entered into a confidentiality agreement. On June 7, 2004, the Stilwell FPIC Group reported that, inasmuch as FPIC’s shares were somewhat less undervalued because of the substantial increase in the market price of the stock, it had decreased its holdings of FPIC to below 5%.

        On June 20, 2005, certain members of the Group (the "Stilwell PBIP Group") filed a Schedule 13D in connection with the common stock of Prudential Bancorp, Inc. of Pennsylvania ("PBIP"), disclosing their belief that PBIP should include shareholders who beneficially own a substantial number of its shares and that they intend to seek a board seat. PBIP is majority owned by a mutual holding company controlled by its management. Although it has the ability to outvote public shareholders on most corporate actions, pursuant to federal regulations, it cannot vote on approval of its stock benefit plans; only PBIP's public shareholders can vote on them. In July 2005, Mr. Stilwell asked to be placed on PBIP’s board, but PBIP refused. PBIP's prospectus indicated its intention to seek shareholder approval of its stock benefit plans. But after the Stilwell PBIP Group announced its intention to solicit proxies to oppose approval of the stock benefit plans unless PBIP added Mr. Stilwell to its board, PBIP decided not to submit any stock benefit plans to a shareholder vote. Therefore, the Stilwell PBIP Group solicited proxies from shareholders to withhold their votes on the election of directors as a referendum that PBIP should appoint a public shareholder with substantial share holdings to its board. At PBIP's February 3, 2006, annual meeting, 71% of its voting public shares were withheld from voting on the election of directors, according to preliminary results from the independent inspector of elections. The Stilwell PBIP Group intends to hold its PBIP shares indefinitely, and if PBIP seeks shareholder approval of its stock benefit plans in the future, the Stilwell PBIP Group intends to solicit proxies to oppose approval.

        On January 19, 2006, certain members of the Group (the "Stilwell SKP Group") filed a Schedule 13D in connection with the common stock of SCPIE Holdings, Inc. ("SKP"). The Stilwell SKP Group announced its intention to run an alternate slate of directors at the 2006 annual meeting and requested SKP's shareholder list. SKP failed to timely produce the list and the Stilwell SKP Group sued it in Delaware Chancery Court on January 25, 2006. On February 3, 2006, SKP agreed to provide its shareholder list to the Stilwell SKP Group.

        Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current plans to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

        The percentages used in this Fifth Amendment are calculated based upon the number of outstanding shares of Common Stock, 8,680,415, reported as of October 19, 2005, in Issuer’s Form 10-Q dated November 10, 2005. The March 19, 2004 purchase of shares of Common Stock by Stilwell Value Partners IV was made in an open market transaction on the Over the Counter

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 12 of 18 Pages

Bulletin Board. The March 2, 2004 purchases of shares of Common Stock by members of the Group were made in a private placement transaction with Issuer. The March 3, 2005, sale of 8,000 shares of Common Stock by Stilwell Value Partners IV was made in an open market transaction on the Over the Counter Bulletin Board.

(A)     Stilwell Value Partners IV

(a)	Aggregate number of shares beneficially owned: 715,831 Percentage: 8.2%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 715,831
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 715,831

(c)	Stilwell Value Partners IV has not purchased or sold any shares of Common Stock within the past 60 days.

    (d)        Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(B) Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 715,831 Percentage: 8.2%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 715,831
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 715,831

(c)	Stilwell Associates has not purchased or sold any shares of Common Stock within the past 60 days.

    (d)        Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)     Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 715,831 Percentage: 8.2%

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 13 of 18 Pages

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 715,831
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 715,831

    (c)        Stilwell Value LLC has made no purchases of Common Stock.

    (d)        Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners IV and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners IV and Stilwell Associates.

(D)     Mr. Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 715,831 Percentage: 8.2%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 715,831
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 715,831

(c)     Mr. Stilwell has made no purchases of shares of Common Stock.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the Joint Filing Agreement filed as Exhibit 1 to the Original Schedule 13D, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as a general partner and as a managing and sole member, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

        See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 14 of 18 Pages

Item 7. Material to be Filed as Exhibits

Exhibit No. Description

1 Joint Filing Agreement, filed with Original Schedule 13D
2   Letter to Issuer, dated December 2, 2005, filed with the Second Amendment
3   Letter to Issuer, dated December 13, 2005, filed with the Third Amendment
4   Letter to Issuer, dated January 6, 2006, filed with the Fourth Amendment
5 Shareholder List Demand, dated February 10, 2006

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 15 of 18 Pages

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

STILWELL VALUE PARTNERS IV, L.P.
By: STILWELL VALUE LLC General Partner
/s/ Joseph Stilwell By: Joseph Stilwell Managing and Sole Member
STILWELL ASSOCIATES, L.P.
By: STILWELL VALUE LLC General Partner
/s/ Joseph Stilwell By: Joseph Stilwell Managing and Sole Member
STILWELL VALUE LLC
/s/ Joseph Stilwell By: Joseph Stilwell Managing and Sole Member
JOSEPH STILWELL
/s/ Joseph Stilwell Joseph Stilwell

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 16 of 18 Pages

EXHIBIT 5

STILWELL VALUE PARTNERS IV, L.P.
26 Broadway, 23rd Floor
New York, New York 10004
(212) 269-5800

        February 10, 2006

By Federal Express, Facsimile and E-Mail
Community Bancshares, Inc.
68149 Highway 231 South
Blountsville, Alabama 35031

Attention: William H. Caughran, Corporate Secretary

Re: Request for Record of Shareholders

Dear Mr. Caughran:

        Stilwell Value Partners IV, L.P. (“Stilwell Value Partners IV”) is the record owner of one hundred (100) shares of common stock of Community Bancshares, Inc. (the “Company”). (A copy of the certificate of stock is enclosed herewith.) Pursuant to Section 220 of the Delaware General Corporation Law, Stilwell Value Partners IV hereby demands that it be given the opportunity to inspect and copy, on or before February 17, 2006, during the usual hours for business, the following (collectively, the “Record of Shareholders”):

    1.        A complete record or list of the Company’s shareholders, certified by its transfer agent and setting forth the name and address of each shareholder of the Company and the number of shares of the Company’s common stock (“Common Stock”) registered in the name of each shareholder of the Company.

    2.        In digital or electronic format, such as magnetic computer tape or Excel, a list of the Company’s shareholders, setting forth the name and address of each shareholder and the number of shares of Common Stock registered in the name of each shareholder, together with any computer processing information that may be relevant to the use of such format, and a printout of the information on such format for verification purposes.

    3.        All information in or which comes into the Company’s possession or control, or which can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of the actual beneficial owners of Common Stock, including a list of all owners who hold Common Stock in the name of Cede & Co. or other similar nominees and any respondent bank listings obtained pursuant to the requirements of Rule 14b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a list or lists containing the name, address, and number of shares of Common Stock attributable to participants in any employee stock ownership, incentive, profit sharing, savings, retirement, stock option, stock purchase, restricted stock or other comparable plan of the Company in which the voting of shares held by such plan is made, directly or indirectly, individually or collectively, by participants in such plan.

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 17 of 18 Pages

February 10, 2006
Request for Records

    4.        As promptly as practicable, any and all omnibus proxies and correspondent participant listings with respect to all nominees and respondent banks which are currently in effect.

    5.        All lists, tapes and other data in or which come into the possession or control of the Company, or which can reasonably be obtained pursuant to Rules 14b-1 and 14b-2 promulgated under the Exchange Act, which set forth the name and address of, and the number of shares owned by, each beneficial owner of Common Stock who has not objected to having his or her name disclosed (the “non-objecting beneficial owners” or ” NOBO” list).

    6.        A “stop transfer” list or stop list relating to the shares of Common Stock.

        For purposes of the foregoing demand, we request that the Company provide or otherwise make available all such information as of the most recent practicable date and, when available, as of the record date (the “Record Date”) for the 2006 annual meeting of shareholders of the Company (the “Meeting”). In addition, we further request that the Company provide or otherwise make available all additions, changes and corrections to any of the requested information from the Record Date until the Meeting. We agree to bear all reasonable costs incurred by the Company in connection with obtaining and furnishing the requested information and other materials.

        The purpose of this demand is to permit the undersigned to communicate with other shareholders of the Company and to solicit proxies from other shareholders of the Company for use at the Meeting to elect an alternate slate of directors. The undersigned agrees not to use the requested materials for any other purpose.

        The undersigned will send Michael A. Weidinger, Esq., as its agent and attorney to conduct the requested inspection and copying of all requested information and other materials. Please advise Mr. Weidinger (Tel: 302-888-6995) as to the time and place that the requested information will be made available in accordance with this demand. As you are no doubt aware, under Section 220 you are required to respond to this request within five business days of the date of this demand letter.

Very truly yours, /s/ Joseph Stilwell
Joseph Stilwell Managing Member of Stilwell Value LLC, General Partaner of Stilwell Value Partners IV, L.P.

Copy to: Mr. Patrick M. Frawley
Chairman, President and Chief Executive Officer

CUSIP No. 20343H 10 6	SCHEDULE 13D	Page 18 of 18 Pages

February 10, 2006
Request for Records

VERIFICATION

STATE OF NEW YORK	)
) ss.:
COUNTY OF NEW YORK	)

        I, Joseph Stilwell, am the Managing Member of Stilwell Value LLC, the General Partner of Stilwell Value Partners IV, L.P., which is record owner of one hundred (100) shares of common stock of Community Bancshares, Inc. I am authorized to execute the foregoing demand on behalf of Stilwell Value Partners IV, L.P. The facts, statements and representations contained in the foregoing request for records are true and correct to the best of my knowledge and belief.

/s/ Joseph Stilwell Joseph Stilwell

Sworn to before me this
10th day of February, 2006

/s/ Petronio Hernandez
____________________

Notary Public, State of New York
No. 01HE6117261
Qualified in King County
Commission Exp. 10-25-2006